SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 31 July 2014

BT Group plc

(Translation of registrant's name into English)

BT Group plc
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

31 July 2014

BT GROUP PLC

RESULTS FOR THE FIRST QUARTER TO 30 JUNE 2014

BT Group plc (BT.L) today announced its results for the first quarter to 30 June 2014.

		First quarter to 30 June 2014
		£m	Change
Revenue1		4,354	(2)%
Underlying revenue2 excluding transit			0.5%
EBITDA1		1,435	0%
Profit before tax	- adjusted1	638	7%
	- reported	546	22%
Earnings per share	- adjusted1	6.5p	10%
	- reported	5.6p	27%
Normalised free cash flow3		122	£182m
Net debt		7,079	£(979)m

Gavin Patterson, Chief Executive, commenting on the results, said:

"We have made a good start to the year.  We have delivered growth in underlying revenue excluding transit and in profit before tax, and free cash flow was strong.

"Our fibre broadband network now covers more than twenty million premises.  We are passing over 70,000 additional premises each week and demand is strong with more than three million already signed up.  We have announced a further 2,500 new jobs in recent months to support our strategic investments in fibre and customer service.

"I'm excited by the launch of BT One Phone for the business market as well as our other mobility plans.  We'll say more on these later this financial year.  The second season of BT Sport is about to start with a great line-up of content and it will continue to be free with BT Broadband.  We are building on solid foundations and I am confident we will deliver on our strategy."

Key points for the first quarter:

• Underlying revenue excluding transit up 0.5%
• Cost transformation running at a similar pace to last financial year; underlying operating costs4 excluding transit and BT Sport down 3%

• EBITDA1 flat and earnings per share1 up 10%
• BT Global Services and BT Business both grew EBITDA despite lower revenue
• Our outlook remains unchanged

1 Before specific items.  Specific items are defined on page 3
2 Excludes specific items, foreign exchange movements and the effect of acquisitions and disposals
3 Before specific items, purchases of telecommunications licences, pension deficit payments and the cash tax benefit of pension deficit payments
4 Excludes specific items, foreign exchange movements and the effect of acquisitions and disposals, and is before depreciation and amortisation

GROUP RESULTS FOR THE FIRST QUARTER TO 30 JUNE 2014

	First quarter to 30 June
	2014	2013	Change
	£m	£m	%
Revenue
- adjusted1	4,354	4,449	(2)
- reported	4,354	4,449	(2)
- underlying revenue excluding transit			0.5
EBITDA
- adjusted1	1,435	1,440	0
- reported	1,391	1,356	3
Operating profit
- adjusted1	783	743	5
- reported	739	659	12
Profit before tax
- adjusted1	638	595	7
- reported	546	449	22
Earnings per share
- adjusted1	6.5p	5.9p	10
- reported	5.6p	4.4p	27
Capital expenditure2	516	596	(13)
Normalised free cash flow3	122	(60)	n/m
Net debt	7,079	8,058	£(979)m

Line of business results1

	Revenue			EBITDA			Free cash flow3
First quarter to 30 June	2014	20134	Change	2014	20134	Change	2014	20134	Change
	£m	£m	%	£m	£m	%	£m	£m	%
BT Global Services	1,647	1,752	(6)	213	210	1	(337)	(262)	(29)
BT Business	762	785	(3)	240	236	2	190	109	74
BT Consumer	1,046	950	10	238	231	3	227	146	55
BT Wholesale	525	638	(18)	126	157	(20)	11	(31)	n/m
Openreach	1,245	1,245	0	624	605	3	298	269	11
Other and intra-group items	(871)	(921)	5	(6)	1	n/m	(267)	(291)	8
Total	4,354	4,449	(2)	1,435	1,440	0	122	(60)	n/m

1 Before specific items
2 Before purchases of telecommunications licences
3 Before specific items, purchases of telecommunications licences, pension deficit payments and the cash tax benefit of pension deficit payments
4 Certain results have been restated. See Note 1 to the condensed consolidated financial statements

Notes:

1.
The commentary focuses on the trading results on an adjusted basis, which is a non-GAAP measure, being before specific items.  Unless otherwise stated, revenue, operating costs, earnings before interest, tax, depreciation and amortisation (EBITDA), operating profit, profit before tax, net finance expense, earnings per share (EPS) and normalised free cash flow are measured before specific items.  This is consistent with the way that financial performance is measured by management and reported to the Board and the Operating Committee and assists in providing a meaningful analysis of the trading results of the group.  The directors believe that presentation of the group's results in this way is relevant to the understanding of the group's financial performance as specific items are those that in management's judgement need to be disclosed by virtue of their size, nature or incidence.  In determining whether an event or transaction is specific, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence.  Specific items may not be comparable with similarly titled measures used by other companies.  Reported revenue, reported operating costs, reported EBITDA, reported operating profit, reported profit before tax, reported net finance expense, reported EPS and reported free cash flow are the equivalent unadjusted or statutory measures.

2.
Trends in underlying revenue, trends in underlying operating costs, and underlying EBITDA are non-GAAP measures which seek to reflect the underlying performance of the group that will contribute to long-term profitable growth and as such exclude the impact of acquisitions and disposals, foreign exchange movements and any specific items.  We focus on the trends in underlying revenue and underlying operating costs excluding transit as transit traffic is low-margin and is significantly affected by reductions in mobile termination rates.

Enquiries

Press office:
Ross Cook                                                                                Tel: 020 7356 5369

Investor relations:
Damien Maltarp                                                                         Tel: 020 7356 4909

A conference call for analysts and investors will be held at 9.00am today and a simultaneous webcast will be available at www.bt.com/results

The second quarter and half year results for 2014/15 are expected to be announced on Thursday 30 October 2014.

About BT

BT is one of the world's leading providers of communications services and solutions, serving customers in more than 170 countries.  Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband and internet products and services and converged fixed/mobile products and services.  BT consists principally of five customer-facing lines of business: BT Global Services, BT Business, BT Consumer, BT Wholesale and Openreach.

For the year ended 31 March 2014, BT Group's reported revenue was £18,287m with reported profit before taxation of £2,312m.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group.  BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.btplc.com

Click on, or paste the following link into your web browser, to view the associated PDF document.

 http://www.rns-pdf.londonstockexchange.com/rns/8052N_-2014-7-30.pdf

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.

Date 31 July 2014